SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

One Madison Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G6772P100

(CUSIP Number)

January 22, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS BSOF Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,440,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,440,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 30,000,000 Class A Ordinary Shares of One Madison Corporation (the “Issuer”) outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS BSOF Master Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 560,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 560,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Strategic Opportunity Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

CUSIP No. G6772P100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

Item 1(a)	Name of Issuer:

One Madison Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3 East 28th Street, 8th Floor

New York, New York 10016

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by BSOF Master Fund L.P. (“BSOF”), BSOF Master Fund II L.P. (“BSOF II”, and together with BSOF, the “BSOF Funds”), Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings II L.P. (“Holdings II”), Blackstone Holdings I/II GP Inc. (“Holdings GP”), The Blackstone Group L.P. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with BSOF, BSOF II, BSOA, BAS, Holdings I, Holdings II, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

The BSOF Funds are exempted limited partnerships organized under the laws of the Cayman Islands. BSOA is a limited liability company organized under the laws of the State of Delaware. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a corporation organized under the laws of the State of Delaware. Blackstone is a limited partnership organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e)	CUSIP Number:

G6772P100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

BSOF acquired 3,440,000 units of the Issuer’s securities and BSOF II acquired 560,000 units of the Issuer’s securities in the Issuer’s initial public offering, with each unit consisting of one Class A Ordinary Share and 1/2 of a warrant to purchase one Class A Ordinary Share. BSOF directly holds 3,440,000 Class A Ordinary Shares (the “BSOF Shares”) and BSOF II directly holds 560,000 Class A Ordinary Shares (the “BSOF II Shares”). The BSOF Shares represent approximately 11.5% of the outstanding Class A Ordinary Shares and the BSOF II Shares represent approximately 1.9% of the outstanding Class A Ordinary Shares, based on 30,000,000 Class A Ordinary Shares of the Issuer outstanding following the consummation of the Issuer’s initial public offering, as reported in the Issuer’s Form 8-K filed with the SEC on January 22, 2018.

In addition to the BSOF Shares, BSOF also directly holds warrants to purchase 1,720,000 Class A Ordinary Shares acquired in the unit purchases in the Issuer’s initial public offering (“IPO Warrants”) and warrants to purchase 481,600 Class A Ordinary Shares acquired simultaneously with the closing of the Issuer’s initial public offering (“Private Placement Warrants”), and in addition to the BSOF II Shares, BSOF II also directly holds 280,000 IPO Warrants and 78,400 Private Placement Warrants. Both the IPO Warrants and the Private Placement Warrants have an exercise price of $11.50 per Class A Ordinary Share and are exercisable on the later of 12 months from the closing of the Issuer’s initial public offering or 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The IPO Warrants and Private Placement Warrants are subject to different transfer restrictions and have different redemption features.

BSOF also directly holds 451,500 of the Issuer’s Class B Ordinary Shares (“Founder Shares”) and BSOF II directly holds 73,500 Founder Shares. The Founder Shares will be automatically converted into Class A Ordinary Shares (or Class C Ordinary Shares, at the election of the holder) on the first business day following the consummation of the Issuer’s initial business combination. The Founder Shares are subject to certain transfer restrictions and an aggregate of 157,500 of the Founder Shares held by BSOF and BSOF II are subject to forfeiture if certain earnout targets are not met.

BSOA is the general partner of each of the BSOF Funds. Holdings II is the sole member of BSOA. BAS is the investment manager of each of the BSOF Funds. Holdings I is the sole member of BAS. Holdings GP is the general partner of each of Holdings I and Holdings II. Blackstone is the controlling shareholder of Holdings GP. Blackstone Management is the general partner of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by the BSOF Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than the BSOF Funds to the extent they directly hold Issuer securities) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2018

BSOF MASTER FUND L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BSOF MASTER FUND II L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ J. Tomilson Hill
Name: J. Tomilson Hill
Title: Vice Chairman

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ J. Tomilson Hill
Name: J. Tomilson Hill
Title: Vice Chairman

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ J. Tomilson Hill
Name: J. Tomilson Hill
Title: Vice Chairman

THE BLACKSTONE GROUP L.P.

By: Blackstone Group Management L.L.C., its general partner

By:	/s/ J. Tomilson Hill
Name: J. Tomilson Hill
Title: Vice Chairman

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ J. Tomilson Hill
Name: J. Tomilson Hill
Title: Vice Chairman

/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of January 31, 2018, by and among BSOF Master Fund L.P., BSOF Master Fund II L.P., Blackstone Strategic Opportunity Associates L.L.C., Blackstone Alternative Solutions L.L.C., Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman.